

Cboe

~~[Date: Month DD, YYYY]~~October 28, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Amplify ETF Trust ~~[Trust Name]~~
Issuer CIK: 0001633061~~[CIK Number]~~
Issuer File Number: 333-207937 / 811-23108 ~~[333 or 033-xxxxx/811 or 812-xxxx]~~
Form Type: 8-A12B
Filing Date: October 28, 2024
~~[Same date entered above]~~

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Amplify Bloomberg U.S. Treasury Target High Income ETF~~[Insert Fund Name]~~ under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications

8050 Marshall Drive, Suite 120 › Lenexa, KS 66214 › cboe.com